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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

MAR 0 3 ...

Washington

SEC FILE NUMBER
8-51431

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Presidio Merchant Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__255 Clayton Street, Unit 200__

                                (No. and Street)

__Denver__	__Colorado__	__80206__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Brodie Cobb__	__(720) 844-3151__	__bcobb@thepresidiogroup.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__

                      (Name – If individual, state last, first, and middle name)

__675 Ygnacio Valley Road, Suite A200__	__Walnut Creek__	__California__	__94596__
(Address)	(City)	(State)	(Zip Code)

__February 24, 2009__	__3438__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brodie Cobb__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Presidio Merchant Partners LLC__ , as of __December 31, 2022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENEVIEVE D. DURBIN
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20224005835
MY COMMISSION EXPIRES FEB 10, 2026

Notary Public

Signature:

Title: _CEO_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Presidio Merchant Partners LLC
Table of Contents
December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 28, 2023

5

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	3,035,499
Accounts receivable		33,750
Prepaid expenses and other assets		1,266,804
Operating lease right-of-use assets		1,058,671
Property and equipment, net		128,233
Leasehold improvements, net		32,244
Total Assets	$	5,555,201

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	89,007
Accrued distribution		211,626
Accrued compensation		1,027,107
Deferred revenue		239,975
Operating lease liabilities		1,100,691
Other liabilities		13,325
Total liabilities		2,681,731
Member's Equity		2,873,470
Total Liabilities and Member's Equity	$	5,555,201

See accompanying Notes to the Financial Statement

1. The Company and Its Significant Policies

The Company
Presidio Merchant Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC ("the Parent") doing business as The Presidio Group LLC. As a limited liability company, the liability of the Parent is limited to the value of its membership interest.

Basis of Presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances. There are no cash equivalents at December 31, 2022.

Accounts Receivable
Accounts receivable represents amounts that have been earned in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

1. The Company and Its Significant Policies (continued)

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2022, the Company had six long term operating leases and one short term operating lease. The Company has no finance leases.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the three year estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Leasehold Improvements
Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected remaining life of the lease.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities for tax years before 2018.

2. Property and Equipment

Details of property and equipment at December 31, 2022 are as follows:

Furniture	$	223,965
Computer Equipment		33,801
Fixtures		10,365
Less accumulated depreciation		139,898
Property and equipment, net	$	128,233

3. Revenue from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $4,107 and $33,750 as of January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $45,000 and $239,975 as of January 1, 2022 and December 31, 2022, respectively.

4. Retirement Plans

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. As of December 31, 2022, the profit sharing contribution of $147,018 remained accrued and is included in accrued compensation on the Statement of Financial Condition.

5. Related Party Transactions

At the sole discretion of Parent's manager, the Company generally makes distributions of 10% of gross revenue less allocated expenses. For the year ended December 31, 2022, distributions totaled $1,455,911 of which $856,429 was paid in cash, $387,856 in warrants, and $211,626 was payable to the Parent as of December 31, 2022. Periodically, the Company has outstanding payables and receivables arising from transactions with the Parent.

Operating Leases

Operating leases are executed in the Parent's name but the Company uses the assets and assumes the liabilities under the leases. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

5. Related Party Transactions (continued)

Operating Leases (continued)

The Parent has operating leases for equipment in Duluth, Georgia and Denver, Colorado. The Parent has operating leases for office space in San Francisco, California, Denver, Colorado, and Norcross, Georgia. The Parent has an operating sublease for office space in Duluth, Georgia. Since the Company has the benefit of the related assets and pays all costs associated with operating leases and sublease, the ROU assets and operating lease liabilities related to leases and sublease are included in the Company's Statement of Financial Condition. There is one option to extend the term of the San Francisco office lease for a period of four years. There is an option to extend the term of the Denver office lease for two additional successive periods for a total of five years. The Company will not exercise the lease extension option in San Francisco, and it is uncertain if the Company will exercise the lease extension option in Denver. Therefore, the lease ROU asset and liability do not include an extended lease term option.

For the year ended December 31, 2022, information pertaining to related party operating leases and sublease is as follows:

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 1,058,671
Operating lease liabilities	$ 1,100,691
Weighted average remaining lease terms	61.90 months
Weighted average discount rate	5.00%

Supplemental Cash Flow Information	
Operating Lease ROU Assets:	
ROU assets on January 1, 2022	$ 975,660
ROU assets obtained in exchange for lease obligations	402,182
Amortization of ROU assets	(319,171)
Operating lease ROU assets for the year ended December 31, 2022	$ 1,058,671
Payments made on operating lease liabilities	$ 288,323

Maturities of operating lease liabilities	
2023	$ 233,477
2024	225,603
2025	242,214
2026	248,656
2027	209,339
2028	92,035
Total lease payments	$ 1,251,324
Less discount	(150,633)
Total operating lease liabilities	$ 1,100,691

5. Related Party Transactions (continued)

Operating Leases (continued)
The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset.

For the year ended December 31, 2022, the Parent had an operating lease for equipment that was month-to-month. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this equipment lease as short-term and expensed the lease payments as incurred.

Short Term Sublease
On March 1, 2022, the Parent entered into a sublease agreement whereby the Parent subleases office space in San Francisco, California to a third party. The sublease expires on January 31, 2023. Since the Company capitalized the main lease associated with the Parent's sublease and since the sublease term is less than a year, the Company classified this lease as short-term and recognized the lease payments as received. As of December 31, 2022, other liabilities on the Statement of Financial Condition totaling $13,325 consisted of one month's rent received in advance and one month's rent held as a security deposit.

Purchase of Furniture
During the year ended December 31, 2022, the Company purchased $68,704 of furniture from an officer of the Company.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company's net capital was $1,412,439, which was $1,304,235 above its net capital requirement of $108,204. The Company's aggregate indebtedness to net capital ratio was 1.1491 to 1.

7. Concentrations of Risk

As of December 31, 2022, 100% of the receivable of $33,750 was related to one customer.

8. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2023, the date which the financial statements were issued.